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                             July 23, 2021

       Lei Xia
       Chief Executive Officer and Director
       ICZOOM Group Inc.
       Room 102, Technology Bldg., International e-Commerce Industrial Park 105 Meihua Road
       Futian, Shenzhen China, 518000

                                                        Re: ICZOOM Group Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on F-1
                                                            Submitted July 9,
2021
                                                            CIK No. 0001854572

       Dear Mr. Xia:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       General

   1. In light of recent events that indicate greater oversight by the Cyberspace Administration of China (CAC) in terms
of data security, particularly for companies seeking to list on a foreign exchange,
please revise the prospectus as applicable to explain in greater detail how this greater
oversight will impact your business and operations and this offering.
                                                        Additionally, please
address to what extent you believe that you are compliant with the regulations or policies
that have been issued by the CAC to date, including any proposed regulations or
policies, and whether you will be required to submit a cybersecurity checkup before
commencing this offering. Please also address any potential risks from
 Lei Xia
ICZOOM Group Inc.
July 23, 2021
Page 2
         non-compliance with any CAC regulations, policies or clearances. Please provide similar disclosure, as necessary, relating to the Data Security Law recently promulgated by the
         SCNPC.
Our current corporate structure and business operations..., page 37

2. You note that if control over your consolidated VIE is deemed to be a foreign investment, and your VIE conducts any business that is "restricted" or "prohibited" from foreign investment on the "negative list," you may be deemed in violation of the Foreign
         Investment Law. Please revise to clearly state how the business activities of each of your wholly-owned PRC subsidiaries are characterized under the Foreign Investment Law, and whether any of the current or proposed business activities of the PRC subsidiaries are on the negative list. Please also expand your risk factor disclosure here, or elsewhere as appropriate, to provide a discussion of any material risks related to effecting an initial public offering in a foreign jurisdiction.
Managements Discussion and Analysis of Financial Condition and Results of Operations
Key Financial Performance Indicators, page 74

3. We note in response to comment 4 you replaced customer retention rate with disclosure of the number of repeat customers. You measure repeat customers as "the number of the customers who made orders in the current period with transaction records with us in the last five fiscal years." Please explain in further detail why you believe there is value to potential investors in measuring the frequency of repeat customers over an extended period of five years when you operate within an industry subject to short product life, evolving technologies and customers with frequent purchase needs. Executive Compensation , page 157

4. Please revise to update this section for the last full financial year. Please also revise the
         Related Party Transaction section on page 160 in a similar manner. Refer to Items 6.B and 7.B of Form 20-F.
Material PRC Income Tax Considerations, page 179

5. We note that the form of tax opinion filed as Exhibit 8.1 is a short-form tax opinion. The short-form tax opinion and the tax disclosure in the prospectus both must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of counsel.
       Refer to Section III.B.2 of Staff Legal Bulletin No. 19. Please revise this section and have
FirstName LastNameLei Xia
       counsel revise the tax opinion to state clearly that the tax consequences discussed in the
Comapany    NameICZOOM
       referenced   section is Group Inc.opinion. A description of the law is
not sufficient. Refer
                               counsel   s
July 23,to2021
           Section
               PageIII.C.2
                     2     of Staff Legal Bulletin No. 19.
FirstName LastName
 Lei Xia
FirstName  LastNameLei Xia
ICZOOM Group    Inc.
Comapany
July       NameICZOOM Group Inc.
     23, 2021
July 23,
Page  3 2021 Page 3
FirstName LastName
       You may contact Scott Stringer at 202-551-3272 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Erin Jaskot at 202-551-3442 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services